Exhibit 23(c)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-1 of our report dated February 18, 2010, relating to the financial statements of Oncor Electric Delivery Holdings Company LLC (which report expresses an unqualified opinion and includes an explanatory paragraph referring to Oncor Electric Delivery Holdings Company LLC as a wholly owned subsidiary of Energy Future Holdings Corp., which was merged with Texas Energy Future Merger Sub Corp. on October 10, 2007), appearing in the Annual Report on Form 10-K of Energy Future Intermediate Holding Company LLC for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Dallas, Texas

April 1, 2010